April 22, 2005


Via Fax & U.S. Mail

Charles E. Johnson
President and Chief Executive Officer
Transpro, Inc.
100 Gando Drive
New Haven, Connecticut 06513

RE:	Transpro, Inc.
    Form 10-K for the fiscal year ended December 31, 2004
    File No. 001-13894

Dear Mr. Johnson:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within this document. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

      Unless otherwise indicated, where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.
In
some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


Form 10-K for the fiscal year ended December 31, 2004

Note 2 - Summary of Significant Accounting Policies
Concentration of Credit Risk and Availability of Funds, page 32

1. Please tell us how you account for the customer-sponsored program administered by a financial institution and explain the reason your accounting is appropriate.

Note 15 - Commitments and Contingencies
Warranty Expense, page 48

2. Please describe for us in further detail your prior and revised customer programs. As part of your response, describe the reasons for the change in your program. In addition, explain how warranty expense was determined during each of the three years presented and provide the supporting calculations. Lastly, explain why your initial and revised accounting for the programs is appropriate.

Note 16 - Business Segments, page 48

3. Please provide the information about products that is required by paragraph 37 of SFAS 131. Provide us your proposed disclosure.

Note 18 - Subsequent Event, page 51

4. Please tell us why you have not reported the results of operations for Transpro`s Heavy Duty OEM business unit as held for sale as of December 31, 2004. We note that the letter of intent was signed on
October 26, 2004 and the sale of the Heavy Duty OEM business unit was completed on March 1, 2005. In your response, please address each of the criteria in paragraph 30 of SFAS 144.

5. Please tell us how you have accounted for production backlog in the sale of the Heavy Duty OEM business unit. Your response should address whether uncompleted customer orders were transferred to the buyer or whether transfer of the facility will take place after production backlog has been eliminated. We note that the company had
$5.2 million of backlog at December 31, 2004.


* * * * *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please file your response to our comments via EDGAR within fifteen business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Cari Kerr at 202-551-3310 or the undersigned at 202-551-3812 with any questions.


      Sincerely,



							Michael Fay
							Branch Chief


Via Fascimile: Mr. Richard A. Wisot, Chief Financial Officer, 203-
401-6470

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Transpro, Inc.
April 22, 2005
Page 1